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FEB 28 2008

Washington, DC 103

08025575

ES

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE TAVENNER COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Road
(No. and Street)

Springfield (City) Ohio (State) 45502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William James Tavenner Sr. (937) 399-8415 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

2525 N. Limestone Street, Suite 103 (Address) Springfield (City) Ohio (State) 45503 (Zip Code)

PROCESSED

MAR 13 2008

THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/08

State of Ohio
County of Clark ss

OATH OR AFFIRMATION

I, William James Tavenner Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Charles D. Littleton, Atty
Notary public, no expiration

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TAVENNER COMPANY

Financial Statements

December 31, 2007 and 2006

with

Independent Auditors' Report

THE TAVENNER COMPANY

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Trustees
The Tavenner Company
Springfield, Ohio

We have audited the accompanying statements of financial condition of The Tavenner Company (the Company) as of December 31, 2007 and 2006 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 – 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 16, 2008

THE TAVENNER COMPANY
Statements of Financial Condition
December 31, 2007 and 2006

		2007	2006
Assets			
Current assets:			
Cash	$	20,211	7,016
Commissions receivable		86,799	41,742
Total current assets		107,010	48,758
Property:			
Furniture and fixtures		27,591	11,952
Accumulated depreciation		(13,315)	(10,398)
		14,276	1,554
Non-current assets:			
Certificate of deposit		8,277	7,997
Total non-current assets		22,553	9,551
Total assets	$	129,563	58,309
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	1,478	-
Commissions payable		78,119	32,086
Total current liabilities		79,597	32,086
Stockholder's equity:			
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200	200
Additional paid-in capital		18,115	18,115
Retained earnings		31,651	7,908
Total stockholder's equity		49,966	26,223
Total liabilities and stockholder's equity	$	129,563	58,309

See accompanying notes to the financial statements.

THE TAVENNER COMPANY

Statements of Income

For the Years Ended December 31, 2007 and 2006

		2007	2006
Revenue:			
Commissions	$	1,191,839	523,423
Other income		35,000	362
Interest		280	284
Total revenue		1,227,119	524,069
Expenses:			
Commissions		1,053,878	407,885
Insurance		11,112	14,376
Professional fees		24,394	27,830
Representative monitoring		498	269
License and registration		1,101	1,266
Regulatory fees		732	2,083
Errors and omissions		116	371
Home office expenses		21,193	17,043
Computer software and repairs		8,306	-
Meetings		5,983	1,941
Travel		-	1,398
Depreciation		2,917	310
Office supplies		114	1,176
Repairs and maintenance		463	3,261
Postage		2,998	3,893
Contract labor		31,200	16,137
Rent		24,000	15,000
Dues and subscriptions		4,165	2,259
Telephone		2,935	245
Utilities		3,119	1,833
Miscellaneous		4,152	700
Total expenses		1,203,376	519,276
Net income	$	23,743	4,793

See accompanying notes to the financial statements.

THE TAVENNER COMPANY

Statements of Changes in Stockholder's Equity

For the Years Ended December 31, 2007 and 2006

		Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2006	$	200	18,115	3,115	21,430
Net income		-	-	4,793	4,793
Balance at December 31, 2006		200	18,115	7,908	26,223
Net income		-	-	23,743	23,743
Balance at December 31, 2007	$	200	18,115	31,651	49,966

See accompanying notes to the financial statements.

THE TAVENNER COMPANY

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	23,743	4,793
Adjustments to reconcile net income to net cash (used) in provided by operating activities:			
Depreciation		2,917	310
Effects of changes in operating assets and liabilities:			
Commissions receivable		(45,057)	(24,422)
Commissions payable		46,033	-
Accounts payable		1,478	16,605
Cash flow provided by (used) in operating activities		29,114	(2,714)
Cash flows used by investing activities:			
Purchase of furniture and fixtures		(15,639)	-
Interest credited to certificate of deposit		(280)	(270)
Cash flow used by investing activities		(15,919)	(270)
Increase (decrease) in cash		13,195	(2,984)
Cash, beginning of year		7,016	10,000
Cash, end of year	$	20,211	7,016

See accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business

The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

Method of accounting

The Company prepares its financial statements on the accrual basis method of accounting.

Cash

For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

Commission Receivable

Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates

Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation

Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

2. Operations:

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

All securities transactions are carried on a fully disclosed basis.

The Company is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. Federal Income Taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. Related Party Transactions:

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space, equipment and obtains administrative and support services under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services include $24,000 and $15,000 for 2007 and 2006, respectively, for office and equipment rent and $21,193 and $17,043 for 2007 and 2006, respectively, for administrative and support services.

5. Subordinated Liabilities:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2007 and 2006. Therefore, no related reporting to regulatory agencies is required.

6. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 and 2006 the Company had net capital of $26,844 and $14,853, which was $21,844 and $9,853 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.97 to 1.0 and 2.16 to 1.0 for 2007 and 2006 respectively.

THE TAVENNER COMPANY
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007

Net Capital:		
Total stockholder's equity	$	49,966
Deductions for non-allowable assets:		
Commission receivable, net of commissions payable		(8,680)
Property and equipment, net		(14,276)
Haircuts on securities		
Certificate of deposit (1/2%)		(41)
Net Capital	$	26,969
Aggregate Indebtedness:		
Accrued payable and commissions payable	$	79,597
Total aggregate indebtedness	$	79,597
Computation of Basic Net Capital Requirement:		
Minimum net capital requirements:		
Minimum dollar requirement	$	5,000
Total requirement	$	5,000
Excess Net Capital		21,969
Ratio: Aggregate indebtedness to net capital		2.95 to 1.0
Reconciliation with Company's Computation:		
Included in part IIA of Form X-17A-5 as of December 31, 2007		
Net capital per unaudited computation	$	26,969
Effect of audit and client adjustments on stockholders' equity		-
Net capital per audited computation above	$	26,969

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
The Tavenner Company
Springfield, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of The Tavenner Company (the Company), for the year ended December 31, 2007, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-3,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters related to internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 16, 2008

END